UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER:  0-10061
                                                       CUSIP NUMBER: 03037B 10 6

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form 10-D
[ ] Form N-SAR  [ ] Form N-CSR

For Period Ended: March 31, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                American Vantage Companies
Former Name if Applicable:              Not Applicable
Address of Principal Executive Office:  4735 South Durango Drive -
                                        Suite 105, Las Vegas, Nevada  89147

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
            portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR , N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

      The registrant recently consummated the disposition of a significant subsidiary. The work related to the disposition of the significant subsidiary has required the registrant's executive officers and employees to devote substantial effort and expense which otherwise would have been devoted to the preparation and filing of the registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005. For such reason, the subject Form 10-QSB could not be filed within the prescribed period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Anna M. Morrison, Chief Accounting Officer: (702) 227-9800

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            The registrant anticipates reporting net income exceeding $1,500,000 on net operating revenues of approximately $203,000 for the fiscal quarter ended March 31, 2005, compared to a net income of $1,223,000 on net operating revenues of $197,000 for the fiscal quarter ended March 31, 2004.

American Vantage Companies has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 16, 2005               American Vantage Companies


                                  By: /s/ Anna M. Morrison
                                      ------------------------------------------
                                      Anna M. Morrison, Chief Accounting Officer


                                       2